

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 11, 2012

Via E-mail
Mark Willner
Chief Executive Officer
3DIcon Corporation
6804 South Canton Avenue, Suite 150
Tulsa, OK 74136

> **Re: 3DIcon Corporation**
> **Amendment No. 2 to**
> **Registration Statement on Form S-1**
> **Filed October 2, 2012**
> **File No. 333-182532**

Dear Mr. Willner:

        We have limited our review of your registration statement to those issues we have addressed in our comment below. Please respond by providing the requested information. After reviewing any amendment to your registration statement and the information you provide, we may have additional comments.

General

1.   We note your response to comment 1 from our letter dated September 10, 2012. Please confirm you will disclose the terms of the Series A preferred shares and warrants prior to circulation of any preliminary prospectuses.

        You may contact Ajay Koduri, Staff Attorney, at 202-551-3310 or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 with any questions.

                                        Sincerely,

                                        /s/ Celeste M. Murphy for

                                        Larry Spirgel
                                        Assistant Director

cc: Via E-mail
        Jay Yamamoto, Esq.
        Sichenzia Ross Friedman Ference LLP